June 1, 2011

Ms. Christine Allen
Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4720

Via EDGAR

Re:	TapImmune Inc. (the “Company”)
Current Report on Form 8-K filed on March 30, 2011 (the “Form 8-K”)
Item 4.02 Non-Reliance on Previously Issued Financial Statement or a Related Audit Report or Completed Interim Review

Dear Ms. Allen:

We have received your letter dated April 8, 2011 providing comments to the Form 8-K.  We have set forth below in italics the comments in your letter of April 8, 2011 followed by our responses to each comment.

1.	Please disclose the circumstances that led the Board of Directors to determine that previously issued financial statements should not be relied upon.

On February 23, 2011, we received a letter from the Staff of the U.S. Securities and Exchange Commission (the “SEC Letter”) containing comments and questions regarding the Company’s Form 10-K for the year ended December 31, 2009 (the “2009 10-K”) and the Company’s 10-Qs for the quarters ended March 31, 2010 (the “March 2010 10-Q”) and June 30, 2010 (the “June 2010 10-Q”).  It was the comments and questions raised in the SEC Letter and in discussions with the Staff of the SEC that led the Company’s Board of Directors to conclude that the previously issued financial statements should not be relied upon.

2.	Please tell us if there are any other errors that you know of, and are going to restate for. If there are others, tell us why they are not included in this Form 8-K.

Although the Company is discussing with the SEC two other aspects regarding the 2009 10-K raised in the SEC Letter, the Company does not currently believe that any other errors will be amended by the restatement.

3.
Please revise your statement that “. . . we request that you do not rely on the financial statements and related disclosure included in the Form 10-K” to specify which Form 10-K should not be relied upon (i.e., December 31, 2009) and include the related Form 10-Q’s, as applicable, that should also not be relied upon (i.e., June 30, 2009, September 30, 2009, March 31, 2010, June 30, 2010 and September 30, 2010).

The Company does not believe that the information requested by this comment three is required.  In the first sentence of the first paragraph of the Form 8-K, the Company has defined the term “Form 10-K” to specifically refer to its Form 10-K filed on April 15, 2010 and containing its consolidated, audited financial statements and related disclosure as of, and of, the year ended December 31, 2009.  As a result, when the Company states in the first sentence of the second paragraph of the Form 8-K that the public “not rely on the financial statements and related disclosure included in the Form 10-K” the Company has already specified to which 10-K it is referring.

Additionally, as set out in the letter submitted to the Staff at the time of the filing of the Form 8-K, the Company believes that while the accounting change causing the restatement of the financial statements in the 2009 Form 10-K would also bring about changes to the interim financial statements on Form 10-Q for the quarters ended June 30, 2009 and September 30, 2009, it also believes that those Form 10-Qs are aged at this time and that there amendment would only confuse the public.

Likewise, the Company believes that a revision of its accounting of the warrants is not of sufficient magnitude to the Company’s investors to justify restating the March 2010 10-Q, the June 2010 10-Q and the 10-Q filed for the period ended September 30, 2010 (the “September 2010 10-Q”). These 10-Qs were superseded by Form 10-K for the year ended December 31, 2010, which was filed in April 2011. As a result, any benefit realized by restating these 10-Qs would no doubt be lost by the confusion such restatements would cause in the public markets.

4.
Please tell us whether you have reconsidered the adequacy of management’s previous assertions in your December 31, 2009 Form 10-K and 2010 Form 10-Qs as applicable, with regards to your disclosure controls and procedures and your internal control over financial reporting in light of the issues described in this 8-K.

The conclusions of the Company’s management in the 2009 10-K, the March 10-Q, the June 10-Q and the periodic report on Form 10-Q for the period ended September 30, 2010 as to the effectiveness of its disclosure controls and procedures and its internal control over financial reporting have not changed as a result of the determination that the previously issued financial statements should not be relied upon.  In each of those periodic reports, the Company’s management concluded that neither its disclosure controls and procedures nor its internal control over financial reporting were effective, and the determination that the previously issued financial statements should not be relied upon unfortunately reinforces those conclusions.

In addition to the above responses to your comments, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Preliminary Information Statement and the Definitive Information Statement, (ii) comments from the staff  of the U.S. Securities and Exchange Commission (the “Commission”) does not foreclose the Commission from taking any action with respect to the Preliminary Information Statement or the Definitive Information Statement and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with the above, please contact me at (206) 336-5560.

Sincerely,

TapImmune Inc.

/s/ Denis Corin

cc:           Sasha Parikh, Staff Accountant
 Don Abbott, Review Accountant